[Calfee, Halter & Griswold LLP Letterhead]

March 26, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. W. John Cash

Branch Chief

Re:        RPM International Inc.

              Form 10-K for the Fiscal Year Ended May 31, 2011

              Filed July 27, 2011

              Definitive Proxy Statement on Schedule 14A

              Filed August 30, 2011

              File No. 1-14187

Dear Mr. Cash:

On behalf of RPM International Inc. (the “Company”), this letter responds to the comments the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated February 27, 2012. For your convenience, we have repeated your comments in italics, and the Company’s responses are set forth immediately below the corresponding comment of the Commission.

Form 10-K for the Fiscal Year Ended May 31, 2011

Environmental Proceedings, page 18

SEC Comment #1:

On page 18 of your Form 10-K you disclose that you do not believe that the environmental proceedings will have a material adverse effect on your consolidated financial condition, or results of operations. On page 20 of your Annual Report you disclose that it is reasonably possible that such excess liabilities, if they were to occur, could be material to operating results in any given quarter or year of their recognition, we do not believe that it is reasonably possible that such excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position. We assume that the conclusion on page 18 related solely to environmental issues, and the conclusion on page 20 (AR) related to all contingencies.

Securities and Exchange Commission

March 26, 2012

Please advise us about this and provide a more clear disclosure in the future.

Considering the size and nature of your business, your total accrual for environmental liabilities appears relatively small. As do expenditures shown on page S-1 of your Form 10-K. Please provide us with some background on this observation. It would be helpful if you were specific.

On page 20 (AR) you disclose that you are unable to estimate an additional range of loss in excess of your accruals. This appears to be in a reference to all of your contingencies. Again, considering the size and nature of your business, in which we assume you have multiple contingencies in number and type, this disclosure indicates that you cannot estimate a range of additional loss for any individual contingency. Please advise, and if this is the case, please help us understand why.

Response:

In response to the first paragraph of this comment, the Company confirms that the disclosure on page 18 of the Company’s Form 10-K under the section entitled “Environmental Proceedings” pertains solely to environmental issues. As indicated, the costs associated with these environmental issues have not been material, and the Company does not expect that they will become material in the future.

The disclosure in the first paragraph under the section entitled “Contingencies” on pages 19 to 20 of the Company’s Annual Report is a general discussion of the Company’s policy and estimation process surrounding contingencies in general, and does not discuss environmental proceedings or matters specifically. Rather, a more specific discussion with regard to the Company’s environmental-related accruals is included in the second paragraph under that same heading. In order to provide a more clear disclosure in the future, the Company will revise its accounting policy discussion surrounding general contingencies by indicating that the initial discussion is general in nature and will also include a reference to the various other types of loss contingencies being addressed elsewhere within the section.

In response to the second paragraph of this comment, the Company acknowledges its relatively small accrual for environmental liabilities, and related expenditures, and provides the following background information in relation to the Staff’s observation:

•

The Company’s management philosophy includes growth through acquisitions of new businesses in addition to organic growth of existing businesses. The Company’s acquisition program includes an evaluation of all properties involved in each transaction, including an evaluation of current and historical known environmental, safety and legal liability data by both internal and external environmental and legal experts. These reviews generally include current and historical disposal practices, assessments of on-site environmental impacts, and reviews of legal proceedings related to plant and product management. The

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March 26, 2012

information obtained provides the basis for which informed decisions are made regarding these liabilities, including but not limited to contractually allocating responsibility for any significant environmental liabilities to the seller through representations, warranties and indemnification provisions contained in the purchase agreement, or discontinuing any interest in the acquisition target.

•

With regard to organic growth of existing businesses, the Company notes that the potential for environmental liability is minimized through disciplined management of all environmental aspects and potential impacts on existing businesses. This is accomplished through the use of internal and external environmental and legal experts, and through a thorough audit process that includes reviewing and evaluating the compliance of existing processes with applicable environmental laws and regulations in order to reduce the possibility of environmental liabilities. Management is actively involved in the review, investigation and remediation activities and decision making associated with environmental liabilities.

•

Existing product stewardship programs are in place, which consider potential environmental impact in the selection of raw materials, thus minimizing the potential for liability in the event of a release.

•

Additionally, the Company notes that it does not currently share the same exposure to certain types of environmental liabilities that certain of its peers may face, including, for example, exposure to such items related to lead paint liabilities.

In response to the third paragraph of this comment, the Company will revise future filings to indicate that the amount accrued represents the best estimate of a range of possible losses. The Company did not intend for this statement to be a reference to all of its contingencies.

Selected Financial Data, page 20

SEC Comment #2:

We note that you have disclosed cash flows from operating activities in your tabular presentation of selected financial data. In future filings, please also include cash flows from investing and financing activities in order to provide a more balanced presentation. See Section 202.03 of the SEC’s Codification of Financial Reporting Policies for guidance.

Securities and Exchange Commission

March 26, 2012

Response:

The Company will comply with this comment in future filings.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Liquidity, page 26

SEC Comment #3:

We note you have substantial sales and operations outside the U.S., including jurisdictions which appear to have lower tax rates. In future filings, please quantify and disclose the total amount of cash held in foreign jurisdictions compared to U.S. cash holdings and also disclose the range of possible tax consequences associated with repatriating cash from foreign sources.

Response:

The Company will comply with this comment in future filings by quantifying the total amount of cash held in foreign jurisdictions compared to U.S. cash holdings, and also disclosing that since the Company currently intends to permanently reinvest the cash and cash equivalents held at the Company’s various foreign subsidiaries, it is not practicable to calculate the deferred taxes associated with the remittance of such cash balances.

Financial Statements

Note O — Contingencies and Other Accrued Losses, page 60

SEC Comment #4:

We note your warranty expense increased substantially in 2009 and has maintained a high level in 2009-2011 compared to historical periods. Please tell us and expand your MD&A disclosures in future filings to address the nature of these warranty claims including the specific key drivers of the increased warranty expenses. Please also provide indicative information regarding whether and for what period, you expect these elevated warranty expense levels to continue.

Response:

As noted in this comment, the Company’s warranty expense increased substantially during its 2009 fiscal year. The Company disclosed that increase in its published financial statements, in both the MD&A (regarding changes in the results of operations between fiscal years 2008 and 2009) and Note I to the financial statements. In response to these increased costs, the Company began to investigate the specific drivers of the increase. The majority of the warranty expense increase in fiscal year 2009 related to products manufactured by the Company’s industrial reportable segment, including (1) one large warranty claim

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March 26, 2012

on an installation performed in 2006, for which total remediation costs were probable and estimable; (2) warranty claims on installations performed between five and 10 years prior to the first claim and for which total remediation costs for both known and unknown claims were both probable and estimable by the end of fiscal 2010; and (3) warranty claims on installations performed between five and 10 years prior to the first claim and for which only the costs of known claims can be estimated. With respect to this issue, unknown claims, resulting from unpredictable performance in freeze-thaw geographies, cannot be reliably estimated. Activity levels for these claims, however, have significantly declined since 2009 in both number of claims and cost of remediation. During the most recent fiscal quarter, four claims were received, compared to an average claim count of approximately 60 several years ago. The average remediation cost has declined significantly as well, due to technology improvements, proactive inspections, and a better understanding of the nature of the problems associated with these warranty claims. Furthermore, the Company has a reserve on its balance sheet for deferred warranty revenue relating to warranties sold at the time of original installation. Declining claim activity, a lower average remediation cost per claim, and a reserve for deferred warranty revenue all combine to mitigate the Company’s overall exposure to immaterial levels.

At this time, the Company anticipates, and will disclose in its MD&A in future periods, that warranty expense will likely continue to slowly decline through the end of the current fiscal year and possibly over the next few years.

Note P — Segment Information, page 61

SEC Comment #5:

Please revise future filings to disclose revenues by product line for each reportable segment as required by ASC 280-10-50-40. Please also tell us what consideration you have given to providing geographic information as required by ASC 280-10-50-41.

Response:

In response to this comment, the Company acknowledges the guidance provided by ASC 280-10-50-40, which includes the requirement to disclose either revenues from external customers for each product and service or each “group of similar products and services,” unless it is impracticable to do so. The practicality of providing this level of detail is directly related to the Company’s management and reporting structure.

The Company is a multi-national holding company with subsidiaries that operate manufacturing facilities in more than 80 locations around the world. The Company acknowledges that there are unique product lines and services provided by each business that are not provided by any other business while, in certain cases, similar products or services are sold by more than one business. Further, each business may recognize its financial results on a different basis than others, such as information based upon the type of product sold, end user served, geographic location, sales channel or other factor unique to the specific business.

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March 26, 2012

ASC 280-10-50-40 requires the disclosure of enterprise-wide revenues from external customers for each product or service or each group of similar products and services. As the Company believes that its revenues are from a group of similar products – those being consumer and industrial products – the Company does not believe that further breakdown of revenues from those revenues reported in the Company’s general purpose financial statements is required. Further, the Company’s general ledger systems, which are used to produce its general purpose financial statements, do not accumulate or track revenue by product line as the Company does not manage its business in that manner, and would not find the process of tracking such information to be practical. Therefore, it is impracticable to prepare and report enterprise-wide product and service revenue disclosures under ASC 280-10-50-40 as the information is not available. In future filings, the Company will revise the language in its Segment Information footnote to include the following:

It is not practicable to obtain the information needed to disclose revenues attributable to each of our product lines.

With regard to the second portion of the Staff’s comment, the Company acknowledges the requirements outlined per ASC 280-10-50-41, which include requirements to disclose both revenues from external customers and long-lived assets for its country of domicile and any individual foreign country that is material. With regard to net sales, the Company has disclosed the U.S. and Canada and aggregated all of Europe and separately countries outside of Europe. There were no individual countries with net sales in excess of 10% of consolidated net sales that were not disclosed. Similarly, with regard to long-lived assets, the Company disclosed balances for the U.S., Canada, Europe and all other foreign countries combined. Only the United Kingdom had long-lived assets in excess of 10% of the consolidated total for the Company, which will be separately disclosed in future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Role of Executives in Determining Compensation, page 22

Refer to comment one in our letter dated November 10, 2010. We note that your disclosure has not fully addressed the role that the chief executive officer plays in setting up his own compensation. Please ensure that your future filings address our prior comment one in full.

Securities and Exchange Commission

March 26, 2012

Response:

In response to Comment #1 in the November 10, 2010 comment letter, the Company incorporated disclosure into the Compensation Discussion and Analysis section of its Definitive Proxy Statement, dated August 30, 2011, to clarify that in setting up his own compensation, the Company’s Chief Executive Officer presents his compensation recommendations to the Compensation Committee. Thereafter, the Compensation Committee meets, without the Chief Executive Officer present, to consider and act on his recommendations, as well as the recommendations of the Company’s President and Chief Operating Officer.

For example, under the heading “Role of Executives in Determining Compensation,” the Company stated:

“Our Chief Executive Officer and our President and Chief Operating Officer, together with the Compensation Committee, review assessments of executive compensation practices at least annually against our defined comparative framework. These assessments involve the gathering of compensation data, such as base salary, cash incentive and equity awards for similarly situated officers at companies in the diversified chemicals and specialty chemicals segments of the Company’s industry which fall within a reasonable size range (in terms of sales) and operate businesses similar to that of the Company. See “Comparative Framework” for more information about this review. With this information in hand, and as stated on the previous page under the heading “Overview,” the executive officers identified above recommend to the Compensation Committee levels of compensation that are “at about the market median for a relevant group of similarly-sized companies and competitors within RPM’s industry” and aligned with our intended pay philosophy. After receiving the recommendations of the executive officers identified above, the Compensation Committee meets without the executive officers present to consider their recommendations. The Compensation Committee must approve any recommended changes before they can be made.”

In future filings, the Company will add additional disclosure to its Compensation Discussion and Analysis to further clarify the role of the Chief Executive Officer in setting his own compensation. For example, the Company will revise the disclosure under the heading “Role of Executives in Determining Compensation” to state:

“Our Chief Executive Officer and our President and Chief Operating Officer, together with the Compensation Committee, review assessments of executive compensation practices at least annually against our defined comparative framework. These assessments involve the gathering of compensation data, such as base salary, cash incentive and equity awards for similarly situated officers at companies in the diversified chemicals and specialty chemicals segments of the Company’s industry which fall within a reasonable size range (in terms of sales) and operate businesses similar to that of the Company. See “Comparative Framework” for more information about this review. With this information in hand, and as stated on the previous page under the heading “Overview,” our Chief Executive Officer and our President and Chief Operating Officer recommend to the Compensation Committee levels of compensation for themselves and the other named executive officers that are “at about the market median for a relevant group of similarly-sized companies and competitors within RPM’s

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March 26, 2012

industry” and aligned with our intended pay philosophy. After receiving the recommendations of our Chief Executive Officer and our President and Chief Operating Officer, the Compensation Committee meets without our Chief Executive Officer and our President and Chief Operating Officer present to consider their recommendations. The Compensation Committee must approve any recommended changes before they can be made.”

The Company will provide further clarifying language elsewhere in its Compensation Discussion and Analysis, such as under the heading “Base Salary,” to state (in this case, using disclosure from the 2011 Definitive Proxy Statement as an example):

“In July 2011, our Chief Executive Officer and our President and Chief Operating Officer recommended to the Compensation Committee an increase in the base salary for themselves and each of the other named executive officers for fiscal 2012.

Similarly, the Company will provide further clarifying language under the heading “Equity Compensation,” to state (again using disclosure from the 2011 Definitive Proxy Statement as an example):

“ . . . our Chief Executive Officer and our President and Chief Operating Officer make annual recommendations to the Compensation Committee of the type and amount of equity awards for the Chief Executive Officer, the President and Chief Operating Officer, and other executive officers . . . . After receiving the recommendations of the Chief Executive Officer and the President and Chief Operating Officer, the Compensation Committee meets without the Chief Executive Officer and the President and Chief Operating Officer present to consider their recommendations. The Compensation Committee must approve any recommended equity grants before they can be made.”

Securities and Exchange Commission

March 26, 2012

In addition to responding to the foregoing comments, we have provided herewith as Attachment 1 a statement from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. Should you require further information or if there are any questions concerning the responses set forth above, please do not hesitate to contact me or, in my absence, Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).

Very truly yours,

/s/ John J. Jenkins

John J. Jenkins

cc:     Robert L. Matejka

          Russell L. Gordon

          Edward W. Moore

          Thomas F. McKee

Attachment 1

Acknowledgement

In connection with the submission of its response to the comments issued in the U.S. Securities and Exchange Commission, Division of Corporation Finance’s letter of February 27, 2012, RPM International Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RPM International Inc.

/s/ Edward W. Moore

Edward W. Moore

Vice President, General Counsel and

Chief Compliance Officer

Dated March 26, 2012